NDE Environmental Corporation and Subsidiaries

                        Consolidated Financial Statements

                     Years ended December 31, 1996 and 1995




                                    Contents


Report of Independent Auditors..............................................F-2

Consolidated Balance Sheets   ..............................................F-3

Consolidated Statements of Operations.......................................F-4

Consolidated Statements of Stockholders' Deficit............................F-5

Consolidated Statements of Cash Flows.......................................F-7

Notes to Consolidated Financial Statements..................................F-8

                 NDE Environmental Corporation and Subsidiaries


                         Report of Independent Auditors



Stockholders and Board of Directors
NDE Environmental Corporation


     We have audited the accompanying consolidated balance sheets of NDE Environmental Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDE Environmental Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




                                                           /s/ ERNST & YOUNG LLP

Austin, Texas
March 27, 1997, except for
the second paragraph of Note 4
as to which the date is April 14, 1997

                 NDE Environmental Corporation and Subsidiaries



                           Consolidated Balance Sheets


                                                                                December 31
                                                                           1996            1995
                                                                       ------------    ------------
Assets
Current assets:
         Cash ......................................................   $  2,412,233    $    327,035
         Trade accounts receivable, less allowance for doubtful
              accounts of $837,480 in 1996 and $289,512 in 1995.....      5,735,550       2,162,593
         Inventories ...............................................        367,362         175,173
         Prepaid expenses and other current assets .................      1,578,097         245,645
                                                                       ------------    ------------
                                                                         10,093,242       2,910,446

Equipment and improvements, net (Note 3) ...........................      5,736,391       4,027,037

Goodwill, net of accumulated amortization of $55,122 (Note 2) ......      4,922,617            -
Patents, licenses and other intangible assets, net of accumulated
         amortization of $773,140 n 1996 and $578,247 in 1995 ......      3,374,962       1,292,360

Deferred financing costs ...........................................        922,424            -

                                                                       ------------    ------------
Total assets .......................................................   $ 25,049,636    $  8,229,843
                                                                       ============    ============

Liabilities and stockholders' deficit Current liabilities:
         Accounts payable ..........................................   $  1,673,470    $    751,944
         Accrued liabilities .......................................      4,885,260       1,322,457
         Accrued payroll and payroll taxes .........................      1,469,786         636,369
         Current portion of long-term debt (Note 4) ................      1,963,564       2,018,442
                                                                       ------------    ------------
                                                                          9,992,080       4,729,212

Long-term debt (Note 4) ............................................     14,192,011       3,739,653

Warrants with put option (Note 5) ..................................      1,600,000            -

Stockholders' deficit:
Series    AAA  Convertible  Preferred  Stock,  $.0001 par value;  authorized 400 shares; issued and outstanding 1 share; stated at
          liquidation value of $5,000 per share ....................          5,000           5,000
Common Stock, $.0001 par value; authorized 50,000,000 shares; issued and outstanding 15,978,610 shares in 1996 and 2,274,420
          shares in 1995 ...........................................          1,598             227
Common Stock Subscribed, 5,482,254 shares in 1995 (Note 5) .........            -         1,303,410
Additional paid-in capital .........................................     27,578,446      25,134,457
Accumulated deficit ................................................    (28,302,374)    (26,663,376)
Cumulative foreign currency translation adjustment .................        (17,125)        (18,740)
                                                                       ------------    ------------
                                                                           (734,455)       (239,022)
                                                                       ------------    ------------
Total liabilities and stockholders' deficit ........................   $ 25,049,636    $  8,229,843
                                                                       ============    ============

See accompanying notes

                 NDE Environmental Corporation and Subsidiaries



                      Consolidated Statements of Operations



                                                    Year ended December 31,
                                                     1996            1995
                                                 ------------    ------------

Revenues .....................................   $ 15,939,126    $ 11,347,591

Costs and expenses:
         Cost of testing services ............     11,085,062       7,062,456
         Selling, general and administrative .      6,581,337       6,428,433
Total costs and expenses .....................     17,666,399      13,490,889

Impairment of long-lived assets (Note 3) .....       (833,321)          -
                                                 ------------    ------------

Operating loss ...............................     (2,560,594)     (2,143,298)

Other income (expense):
         Interest expense ....................     (1,062,409)       (905,544)
         Other income, net ...................        214,641         156,203
                                                 ------------    ------------

Net loss before provision for income taxes and
         extraordinary gain ..................    (3,408, 362)     (2,892,639)

Provision for income taxes (Note 8) ..........        (43,785)          --

Extraordinary gain (Note 4) ..................      1,813,149           --
                                                 ------------    ------------

Net loss .....................................   $ (1,638,998)   $ (2,892,639)
                                                 ============    ============

Net loss per common share:
         Before extraordinary gain ...........   $      (0.45)   $      (1.45)
         Extraordinary gain ..................           0.24           --
                                                 ------------    ------------
Net loss per common share ....................   $      (0.21)   $      (1.45)
                                                 ============    ============

Weighted average number of common shares
         outstanding .........................      7,725,377       1,991,820
                                                 ============    ============

See accompanying notes

                 NDE Environmental Corporation and Subsidiaries

                Consolidated Statements of Stockholders' Deficit



                                                                                                             Cumulative
                      Preferred Stock                 Common Stock                                           Foreign
                  ----------------------- ---------------------------------------- Additional                Currency    Total
                  Shares                  Shares             Shares                Paid-in     Accumulated   Translation Shockholder
                  Outstanding Amount      Outstanding Amount Subscribed Amount     Capital     Deficit       Adjustment  Deficit
----------------- ----------- ----------- ----------- ------ ---------- ---------- ----------- ------------- ----------- -----------
Balance at
December 31, 1994       570.5 $3,237,500    1,462,420 $  146      -     $    -     $21,902,038 ($23,770,737)   ($18,740) $1,350,207
----------------- ----------- ----------- ----------- ------ ---------- ---------- ----------- ------------- ----------- -----------
Conversion of
Series AAA
Convertible
Preferred Stock
to Common Stock       (256.5) (1,282,500)     511,000     51      -          -       1,282,449       -            -            -
------------------------------------------------------------------------------------------------------------------------------------
Conversion of
Series BBB
Convertible
Preferred Stock
to Common Stock       (253)   (1,650,000)     253,000     25      -          -       1,649,975       -             -           -
------------------------------------------------------------------------------------------------------------------------------------
Conversion of
Series CCC
Convertible
Preferred Stock
to Common Stock        (60)     (300,000)      48,000      5      -          -         299,995       -             -           -
------------------------------------------------------------------------------------------------------------------------------------
Subscription of
Common Stock
(Note 5)                  -          -            -           5,482,254  1,303,410       -           -             -      1,303,410
------------------------------------------------------------------------------------------------------------------------------------
Net loss                  -          -            -               -          -           -       (2,892,639)       -     (2,892,639)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1995        1         $5,000   2,274,420 $  227  5,482,254 $1,303,410 $25,134,457 ($26,663,376)   ($18,740)  ($239,022)
------------------------------------------------------------------------------------------------------------------------------------

                 NDE Environmental Corporation and Subsidiaries


                                                                                                             Cumulative
                      Preferred Stock                 Common Stock                                           Foreign
                  ----------------------- ---------------------------------------- Additional                Currency    Total
                  Shares                  Shares             Shares                Paid-in     Accumulated   Translation Shockholder
                  Outstanding Amount      Outstanding Amount Subscribed Amount     Capital     Deficit       Adjustment  Deficit
--------------- ----------- ----------- ----------- ------ ----------- ----------- ----------- ------------- ----------- -----------
Balance at Dec-
ember 31, 1995           1  $     5,000   2,274,420 $  227  5,482,254  $1,303,410  $25,134,457 ($26,663,376)   ($18,740)  ($239,022)
------------------------------------------------------------------------------------------------------------------------------------
Issuance of
Common Stock to
settle
licensing
dispute                  -        -          20,000      2      -            -           3,748       -             -          3,750
------------------------------------------------------------------------------------------------------------------------------------
Issuance of
Common Stock
Subscribed               -        -       5,482,254    548 (5,482,254) (1,303,410)   1,302,862       -             -           -
------------------------------------------------------------------------------------------------------------------------------------
Exchange of
Secured
Promissory
Notes for
Common Stock             -        -       8,000,000    800      -            -       1,035,082       -             -      1,035,882
------------------------------------------------------------------------------------------------------------------------------------
Company
contribution
to 401(k)
Plan                     -        -         201,936     21      -            -         102,297       -             -        102,318
------------------------------------------------------------------------------------------------------------------------------------
Cumulative
foreign
currency
translation              -        -            -        -       -            -           -           -            1,615       1,615
------------------------------------------------------------------------------------------------------------------------------------
Net loss                 -        -            -        -       -            -           -       (1,638,998)       -     (1,638,998)
------------------------------------------------------------------------------------------------------------------------------------
Balance at Dec-
ember 31, 1996           1  $     5,000  15,978,610 $1,598      -            -     $27,578,446 ($28,302,374)   ($17,125)  ($734,455)
====================================================================================================================================

See accompanying notes.

                 NDE Environmental Corporation and Subsidiaries



                      Consolidated Statements of Cash Flows



                                                                              Year ended December 31,
                                                                               1996            1995
                                                                           ------------    ------------

Cash flows from operating activities:
   Net loss ............................................................   $ (1,638,998)   $ (2,892,639)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Extraordinary gain ................................................     (1,813,149)           -
     Impairment of long-lived assets ...................................        833,321            -
     Depreciation and amortization .....................................      2,029,865       1,594,257
     Amortization of discounts and financing costs .....................        309,954         159,534
     Gain on sale of equipment .........................................       (214,641)       (187,708)

Changes in  operating  assets and  liabilities,  net of assets  and  liabilities acquired:
     (Increase) decrease in trade accounts receivable ..................      1,192,044        (702,942)
     Increase in inventories ...........................................        (45,689)        (47,141)
     (Increase) decrease in prepaid expenses and other current assets ..       (480,452)        144,836
     Increase in accounts payable ......................................        147,526          42,385
     Increase (decrease) in accrued liabilities ........................       (285,175)        593,145
     Increase in accrued payroll and payroll taxes .....................        833,417         114,880
                                                                           ------------    ------------
         Net cash provided by (used in) operating activities ...........        868,023      (1,181,393)

Cash flows from investing activities:
     Business acquisitions, net of cash acquired of $700,000 ...........    (11,299,757)           -
     Capital expenditures ..............................................     (1,120,752)       (464,608)
     Proceeds from sale of equipment ...................................        234,450         242,294
     Other .............................................................         10,737            -
                                                                           ------------    ------------
         Net cash used in investing activities .........................    (12,175,322)       (222,314)

Net cash from financing activities:
   Proceeds from issuance of long-term debt and warrants with put option     16,529,903       2,006,886
   Deferred financing costs ............................................       (959,413)           -
   Payments on long-term debt ..........................................     (3,177,993)     (1,020,635)
   Proceeds from issuance of debt (Note 5) .............................      1,000,000            -
   Proceeds from common stock subscriptions ............................           -            500,000
                                                                           ------------    ------------
     Net cash provided by financing activities .........................     13,392,497       1,486,251

     Net increase in cash ..............................................      2,085,198          82,544
   Cash at beginning of year ...........................................        327,035         244,491
                                                                           ------------    ------------
   Cash at end of year .................................................   $  2,412,233    $    327,035
                                                                           ============    ============
Supplemental disclosure of cash flow information: Cash paid during the year for:
   Interest ............................................................   $    487,334    $    631,231
                                                                           ============    ============
   Income taxes ........................................................   $       -       $       -
                                                                           ============    ============


See accompanying notes.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

                   Notes to Consolidated Financial Statements

                                December 31, 1996


1. Summary of Significant Accounting Policies

Description and History of Business

     NDE Environmental Corporation and subsidiaries (the Company) provides regulatory compliance and related services, primarily tightness testing for underground storage tanks (USTs) and associated pipelines. Operations are conducted in the United States, Puerto Rico, and the District of Columbia. Although work is occasionally performed outside of the U.S., the Company generally operates through foreign licensees. The Company has grown significantly through acquisitions, financed primarily by debt.

Basis of Presentation

     The consolidated financial statements include the accounts and operations of NDE Environmental Corporation and its wholly-owned subsidiaries:
Tanknology/NDE Corporation, USTMAN Industries, Inc., Tanknology Canada (1988) Inc., NDE Environmental Canada Corporation, ProEco, Inc., ProEco, Ltd., and EcoAm, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for years prior to December 31, 1996 have been reclassified to conform to the current year presentation.

Revenue Recognition

     Tank testing, line testing and consulting service revenues are recognized when services are performed. Revenues for contracts extending more than 30 days are recognized on a percentage of completion basis. Equipment sales are recognized upon delivery to the customer.

Concentrations of Credit Risk

     The Company's customers are principally the retail fuel operations of major oil companies, independently owned gasoline retailers, convenience store operators, large vehicle fleet owners and governmental entities. Accounts receivable potentially expose the Company to concentrations of credit risk. Generally, accounts receivable are due within 30 days and are not collateralized. Credit losses historically have not been significant. One customer accounts for approximately 20% of the Company's revenues. A payment default by this customer could have a material impact on the Company's results of operations.

Inventories

     Inventories consist principally of parts sold by the Company in connection with the performance of testing services and are valued at lower of cost (first-in, first-out) or market.

Equipment and Improvements

     Equipment and improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives, or the term of the related leases, whichever is shorter, using the straight-line method.

     The estimated useful lives used in computing depreciation and amortization are as follows:


          Tank testing equipment                 8 years
          Furniture and fixtures                 5 years
          Vehicles                           3 - 5 years
          Other equipment                    3 - 6 years

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

Intangible Assets

     Intangible assets are amortized using the straight-line method over the following estimated useful lives:


          Goodwill                                     15 years
          Patents                                  5 - 12 years
          Licenses                                     15 years
          Other intangible assets                   3 - 5 years

     The carrying values of intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates the intangible assets will not be recoverable as determined based on the undiscounted cash flows related to the intangible asset over the remaining amortization period, the Company's carrying value of the intangible assets is reduced by the estimated shortfall of cash flows. Such review did not result in any writedown of intangible assets in 1996 or 1995.

Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and related
Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, compensation expense is recognized only when the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant.

Income Taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between balances recognized for financial reporting purposes and income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management establishes a valuation allowance for deferred tax assets where realization is not likely.

Loss Per Share Data

     Loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during each year. The effect of the convertible preferred stock, options and warrants are not considered as the effect would be antidilutive. The computation of fully diluted loss per share was antidilutive and, therefore, not presented.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Business Acquisitions

Tanknology UST Group (the "Acquisition")

     On October 25, 1996, the Company acquired all of the common stock of the Tanknology UST Group of Tanknology Environmental, Inc. ("TEI"). The Tanknology UST Group consisted of three subsidiaries of TEI: Tanknology Corporation International ("TCI"), Tanknology Canada (1988) Inc., and USTMAN Industries, Inc. ("USTMAN"). The Acquisition was accomplished by means of the Company's purchase of all of the issued and outstanding capital stock of the subsidiaries. The Acquisition has been accounted for as a purchase and thus results of operations of the UST Group from the date of the acquisition are included in the Company's statement of operations. The purchase price is subject to adjustment based upon final closing adjustments, which are expected to occur in 1997.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

     In addition to the purchase price paid to TEI, the Company incurred approximately $714,000 in fees and expenses related to consummating and effecting the Acquisition. The Company also accrued approximately $857,000 for costs related to the planned relocation of and reduction in the former UST Group's Field Services management and administrative groups. Included in this accrual are costs for severance, employment contract obligations, personnel and facility relocation costs, excess lease expenses and other acquisition-related costs. The Company anticipates that the consolidation of operations acquired will be completed by June 30, 1997. The Company also recorded approximately $758,000 for certain additional liabilities relating to potential purchase price adjustments and liabilities recognized subsequent to the acquisition, which, depending upon the outcome of the final purchase price discussions with TEI, may or may not be realized.

     The purchase price was recorded as follows:


          Working capital, other than cash ..........   $  3,255,000
          Property and equipment ....................      2,950,000
          Intangibles, other than goodwill ..........      2,428,000
          Other assets ..............................         18,000
          Goodwill ..................................      4,978,000
          Accrued fees and acquisition  liabilities..     (2,329,000)
                                                        ------------
             Purchase price, net of cash acquired ...   $ 11,300,000
                                                        ============

     The following summarized unaudited pro forma results of operations for the years ended December 31, 1996 and 1995 assume the Acquisition occurred as of the beginning of each respective year. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of the periods presented, or that may result in the future.


                                                            Year ended December 31,
                                                             1996             1995
                                                        -------------   -------------
                                                                (Unaudited)

Revenues ............................................   $ 35,115,022    $ 35,954,911
Net loss before extraordinary gain ..................   $ (4,418,450)   $ (1,381,800)
Net loss ............................................   $ (2,605,301)   $ (1,381,800)
Net loss before extraordinary gain per common share..   $      (0.31)   $      (0.14)
Net loss per common share ...........................   $      (0.18)   $      (0.14)


Sale of Acquired Canadian Operations

     On February 20, 1997 the Company sold certain patents, software and trademark rights as well as fixed assets associated with the operation of Tanknology Canada (1988), Inc. for $1.2 million to the Company's eastern Canada licensee. The Company also canceled certain existing license agreements and entered into new agreements, which will generate a future revenue stream.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

3. Equipment and Improvements

Equipment and improvements consist of the following:

                                                          At December 31,
                                                       1996             1995
                                                   ------------    -------------
Equipment ........................................ $ 12,474,380    $  9,448,292
Furniture and fixtures ...........................      334,261         278,954
Vehicles .........................................      277,812         244,413
Equipment replacement parts ......................      161,500            --
Leasehold improvements ...........................       99,672          60,148
                                                     13,347,625      10,031,807
Less accumulated depreciation and amortization ...   (7,611,234)     (6,004,770)
                                                   $  5,736,391    $  4,027,037
                                                   ============    ============

     In 1996, due to the acquisition of more efficient and effective tank testing systems, management began discontinuing the use of the tank testing technology acquired from Gilbarco ESD, and future undiscounted cash flows related to using this technology were expected to be significantly less than anticipated. Accordingly, in the third quarter of 1996 management recognized a loss on the impairment of these assets by reducing the book value of this equipment by approximately $833,000.


4.   Long-Term Debt

Long-term debt and financing agreements consist of the following:


                                                          At December 31,
                                                       1996            1995
                                                   ------------    ------------
Revolving line of credit .......................   $  2,000,000    $       --
Term loan ......................................      6,000,000         750,000
                                                   ------------    ------------
   Senior secured bank debt ....................      8,000,000         750,000

Senior subordinated note .......................      8,000,000            --
Less: Discount .................................     (1,532,359)           --
                                                   ------------    ------------
   Senior subordinated note ....................      6,467,641            --

Factoring agreement ............................           --         1,477,207
Debt related to Gilbarco acquisition and patents        300,000       2,396,703
Other collateralized notes .....................        902,312         616,820
Other non-collateralized notes .................        485,622         517,365
                                                   ------------    ------------
   Other long-term debt ........................      1,687,934       5,008,095

   Total long-term debt ........................     16,155,575       5,758,095
Less: Current portion ..........................     (1,963,564)     (2,018,442)
                                                   ------------    ------------
                                                   $ 14,192,011    $  3,739,653
                                                   ============    ============

     In October 1996, in connection with the Acquisition, the Company obtained a total of $19 million in two separate financing agreements ("the Financing Agreements"), consisting of senior secured bank debt and a senior subordinated note (the "Note"). The senior secured bank debt consists of a revolving line of credit for up to $5 million and a term loan of $6 million. The amount of the
Note is $8 million, before discount. Virtually all of the Company's assets are pledged as security for the agreements. The Financing Agreements also impose restrictions on the Company's ability to incur additional indebtedness, sell assets, pay dividends, make additional business acquisitions, repurchase shares of common stock, make capital expenditures and make certain management changes. At December 31, 1996, the Company was in compliance with the financial debt

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

covenants related to the Financing Agreements as amended in April 1997. Related to the Financing Agreements, a major stockholder of the Company provided a $1 million standby commitment in the event of a payment default by the Company, and, in conjunction with an affiliated debt holder, converted $1,035,882 of existing debt (principal and accrued interest) into 8,000,000 shares of common stock. The outstanding balances under an existing term loan and a factoring agreement were paid off using $2,526,970 of the proceeds of the two Financing Agreements.

Senior Secured Bank Debt

     The senior secured bank debt consists of a three-year revolving credit line of up to $5 million, and a $6 million 5-year term note, maturing December 31, 2001. The funds available under the revolving line of credit are based on a formula as applied to the eligible accounts receivable of the Company. The amount available to the Company has been reduced by $500,000, as compared to the initial agreement, as a bank condition to release the assets of Tanknology Canada (1988) from its collateral (see Note 2). At closing of the Acquisition, $2 million was funded under the credit line, and remained outstanding at December 31, 1996. Outstanding balances under the credit line bear interest at a rate of prime plus 0.75% (9% at December 31, 1996). The commitment fee related to the unused portion of the $5 million line is 0.5%. The $6 million term loan bears interest at of prime plus 1.5% (9.75% at December 31, 1996). Principal payments of $100,000 per month are due beginning January 1997. At December 31, 1996, the Company had $1,113,616 available for additional borrowing under the revolving credit facility.

Senior Subordinated Note

     The $8 million senior subordinated note has a 5 year term, maturing December 31, 2001 and bears interest at 13%. The debt holder received put warrants to purchase 13,022,920 shares of the Company's common stock at an initial, maximum exercise price of $0.325 per share, subject to downward adjustment based on the Company's financial performance during the 12 month period prior to the exercise of the warrants. The downward adjustment is limited to $0.20 per share, for a minimum exercise price of $0.125. The proceeds from the issuance of the senior subordinated note and the warrants were allocated to the senior subordinated note and the warrants based upon fair value. The independently appraised fair market value of the put warrants at issuance was $1.6 million resulting in a $1.6 million discount on the debt (See Note 5). The discount is being amortized over the life of the subordinated note using the effective interest method. Principal payments of $500,000 per quarter are due beginning on March 1, 1998.

Gilbarco Environmental Services Division ("Gilbarco ESD")

     The April 1994 Gilbarco ESD acquisition was financed in part by a $2,450,000 six-year note bearing interest at prime minus 1%, collateralized by the assets acquired. In March 1996, the Company obtained from Gilbarco a prepayment incentive in exchange for an immediate payment of $256,000. In September 1996, the Company settled the $2,450,000 note for $300,000. The debt had a carrying value including accrued interest at the settlement date of $2,113,149. The settlement resulted in an extraordinary gain of $1,813,149. A separate note for $300,000, payable to Gilbarco, related to patent rights purchased in November 1995, was outstanding at December 31, 1996. The remaining note bears interest at a variable rate of approximately 6% and is due October 2000.

Other Collateralized Notes

     Other collateralized notes include financing arrangements collateralized solely by the assets purchased, or by the Company's common stock, and includes a 6% one-year insurance note with a balance outstanding at December 31, 1996 of $403,710, payable in monthly installments. Maturities range from 1 to 5 years. Interest rates range from 6% to 31% per year, with a weighted average interest rate of 8%.

Other Non-Collateralized Notes

     Other non-collateralized notes consist of subordinated notes and a note to a vendor. Interest on the subordinated notes is payable quarterly at 8%; principal is payable annually in equal amounts over five years. The Company recognizes interest expense on the vendor note at an imputed rate of 10%.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

Payments on the vendor note are due monthly in 1997 and 1998.

     The aggregate annual maturities of long-term debt and financing agreements at December 31, 1996 are as follows:


          1997                   1,963,564
          1998                   3,477,713
          1999                   5,344,963
          2000                   3,635,661
          2001                   3,266,033
                                17,687,934
          Less: Discount        (1,532,359)
                             -------------
                                16,155,575
                             =============


5. Stockholders' Equity

AAA Preferred Stock

     The Company's Series AAA Preferred Stock may be converted into Common Stock at any time at the initial conversion price of $2.50 per share (subject to adjustment pursuant to anti dilution provisions). In May 1995, 256.5 shares of the Series AAA Preferred Stock with a liquidation value of $1,282,500 were converted into an aggregate of 511,000 shares of Common Stock at a conversion price per share of $2.50. One share with a liquidation value of $5,000 was outstanding at December 31, 1996 and 1995.

BBB Preferred Stock

     In May 1995, 203 shares of the Series BBB Preferred Stock with a liquidation value of $1,400,000 were converted into an aggregate of 203,000 shares of Common Stock at a conversion price per share of $6.90. In addition, in May 1995, 50 shares of the Series BBB Preferred Stock with a liquidation value of $250,000 were converted into an aggregate of 50,000 shares of Common Stock at a conversion price per share of $5.00. No shares were outstanding at December 31, 1995 or 1996.

CCC Preferred Stock

     In May 1994, the Company raised $300,000 through the issuance of 60 shares of Series CCC Preferred Stock and five- year warrants to purchase 24,000 shares of Common Stock at an exercise price of $7.50 per share. In May 1995, all shares of the Series CCC Preferred Stock were converted into an aggregate of 48,000 shares of Common Stock at a conversion price per share of $6.25. No shares were outstanding at December 31, 1995 or 1996.

DDD Preferred Stock

     In January 1995, the Company obtained $500,000 from its major shareholders in exchange for a promissory note ("Bridge Note"). The note bore interest at prime plus 4% and became due, after extension, on May 31, 1995. In June 1995, the Company completed a restructuring of the Bridge Note. The shareholders agreed to exchange the Bridge Note of $500,000 plus accrued interest of $25,644, their promissory note for $273,038 plus accrued interest of $4,728, and cash of $500,000 for 261 shares of the Company's Series DDD Preferred Stock. This Series DDD Preferred Stock was never issued. In March 1996, pursuant to the 1995 Recapitalization Agreement Amendment between the Company and the shareholders, 5,482,254 shares of Common Stock were issued in lieu of the Series DDD Convertible Preferred Stock. This transaction was recorded in the accompanying financial statements as Common Stock Subscribed in 1995 and as common stock issued in 1996.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

Secured Promissory Notes

     In 1996, the Company entered into a series of Secured Promissory Notes (the "1996 Notes") with its largest stockholders in the aggregate amount of $1,000,000. Concurrent with the Acquisition, the 1996 Notes, plus $35,882 of accrued interest thereon were converted into 8,000,000 shares of common stock.

Common Stock

     In 1996 the Company increased the authorized number of common shares from 10,000,000 to 50,000,000.

Warrants

As of December 31, 1996, the Company had the following warrants outstanding:


     Number of Shares Issuable  Exercise Price    Expiration
     -------------------------  --------------  --------------
              175,000                 $.380       January 1998
               50,000                 $.150       January 1998
                5,000                $7.500     September 1998
               73,798                 $.150         April 1999
               38,035                $7.500         April 1999
               50,000                 $.125         April 1999
               12,000                 $.150           May 1999
               12,000                $7.500           May 1999
               58,334               $11.400      December 1999
               31,667               $21.000      December 1999
               32,219               $25.800      December 1999
           13,022,920                 $.325      December 2005
     -------------------------
           13,560,973
     =========================

     In 1996, the expiration dates on warrants to purchase 122,220 number of shares of common stock that were originally scheduled to expire in 1996 were extended to 1999 in connection with the aforementioned debt restructurings with the Company's largest stockholders.

Warrants with Put Options

     In connection with the Acquisition, on October 25, 1996, the Company issued to its senior subordinated note (the "Note") holder, warrants to purchase 13,022,920 shares of common stock. The warrants are exercisable at $.325 per share of common stock and can be exercised at any time from October 25, 1996 through December 31, 2005. Both the number of warrants and the exercise price may be subject to adjustment based upon certain factors. These warrants are also subject to a put option (the "Put") whereby, under certain circumstances, the holder can require the Company to repurchase the warrants (including any common shares owned as a result of a previous warrant exercise). Unless and until a "Qualifying Public Offering" has occurred (defined as a sale to the public of at least $20,000,000 of Company stock), the Put is exercisable after December 31, 2001, or after certain other events such as a change in control, certain mergers or uncured defaults under the Note agreement. If the Note holder were to exercise the Put, the cost to the Company would be calculated based upon a formula stated in the put agreement and/or an independent appraisal.

     Based upon an independent appraisal of the warrants and attached Put option, $1,600,000 was allocated to these instruments. The Company is unable to determine if the holder will ever exercise the Put, and accordingly what the purchase price would be at that time. However, beginning in 1997, the Company will estimate the possible valuation as of December 31, 2001 (the earliest date at which the Put is exercisable, absent other events) based upon projections of future results of operations and record an expense to accrete the carrying value of the warrants with put option to such estimated redemption value.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

Stock Options

     The Company has elected to account for its employee stock options under APB
25. As a result, pro forma information regarding net loss and loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.0% and 5.8%; no dividend yield; volatility factors of the expected market price of the Company's common stock of 1.2; and a weighted-average expected life of the option of 4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                         1996                1995
                                     -------------      --------------
Pro forma net loss:
    Before extraordinary gain ..........      $  (3,602,859)     $   (2,897,223)
    Extraordinary gain .................          1,813,149                --
    Net loss ...........................      $  (1,789,710)     $   (2,897,223)
                                              =============       =============
Pro forma loss per share:
    Before extraordinary gain ..........      $       (0.47)      $       (1.45)
      Extraordinary gain ...............               0.24                --
      Net loss .........................      $       (0.23)      $       (1.45)
                                              =============       =============

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

     A summary of the Company's stock option activity, and related information for the years ended December 31 follows:


                                                   1996                              1995
                                     --------------------------------    ------------------------------
                                                     Weighted Average                  Weighted Average
                                        Options       Exercise Price       Options      Exercise Price
                                     -------------   ----------------    ------------  ----------------
Outstanding-beginning of year......        304,850   $         2.79          154,850     $       5.31
Granted ...........................      2,753,000             0.18          150,000             0.19
Exercised .........................           -                 -               -                 -
Canceled ..........................       (323,294)            2.58             -                 -
                                     -------------   ----------------    ------------  ----------------

Outstanding-end of year............      2,734,556   $         0.18          304,850     $       2.79
                                     =============   ================    ============  ================

Exercisable at end of year.........        609,667   $         0.13          113,183     $       5.93
                                     =============   ================    ============  ================
Granted ...........................      2,753,000             0.18          150,000             0.19
Weighted-average fair value of
options granted during the year....  $        0.14                                       $       0.15
                                     ===================                              ===================

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements


     Exercise prices for options outstanding as of December 31, 1996 ranged from $0.05 to $0.44. The weighted-average remaining contractual life of those options is 8.9 years.

     The following table summarizes outstanding options at December 31, 1996 by price range:



                          Outstanding                                      Exercisable
-----------------------------------------------------------------   ----------------------------
                                  Weighted       Weighted-Average
 Number of        Range of         Average          Remaining       Number of   Weighted Average
  Options      Exercise Price   Exercise Price   Contractual Life    Options     Exercise Price
------------   --------------   --------------   ----------------   ---------   ----------------
      45,000           $0.050           $0.050            9 years       -               -
   1,480,556            0.125            0.125          8.4 years     559,667   $          0.125
      55,000            0.094            0.094          9.8 years       -               -
     635,000       0.15-0.188            0.178          9.3 years      50,000              0.188
     180,000            0.250            0.250          9.4 years       -               -
     339,000       0.41-0.440            0.410           10 years       -               -
------------   --------------   --------------   ----------------   ---------   ----------------
   2,734,556   $0.05 - $0.440           $0.180          8.9 years     609,667   $          0.130
============   ==============   ==============   ================   =========   ================

     As of December 31, 1996, 150,556 of the options granted in 1996 under the 1989 Stock Option Plan (as amended) were granted subject to Shareholder approval of an increase in the number of shares available to grant under the Executive Management/Director plan from the current 2,500,000 to 3,500,000.

Stock Option Plan

     The purpose of the NDE Environmental Corporation 1989 Stock Option Plan (the "Plan) is to establish a compensatory plan to attract, retain and provide equity incentives to selected employees, consultants and directors, and to promote the financial success of the Company. In 1996 the Plan was amended to increase the number of shares issuable under the Plan from 248,250 to 2,500,000. Options granted may be either "incentive stock options" within the meaning of
Section 422 (a) of the Internal Revenue Code, or non-qualified options.

     The Plan is administered by the Board of Directors or a Committee (the "Committee") appointed by the Board of Directors. The exercise price of options (as determined by the Committee) may not be less than 85% of the fair market value of the Common Stock on the date the option is granted. In the case of incentive stock options, the exercise price may not be less than the fair market value of the Common Stock on the date of grant (or, in the case of holders of 10% or more of the outstanding Common Stock, 110% of the fair market value on such date). Options may not be exercisable after ten years from the date of grant (five years from the date of grant in the case of options issued to holders of 10% or more of the outstanding Common Stock).

Executive Compensation Plan

     Under the Plan, the Company adopted a senior executive compensation plan. In 1996 the number of shares reserved under this plan was increased to 2,200,000 from 180,000.

     Effective June 1995, the Company adopted the 1995 Incentive Plan for Non-management Employees (the "Non- management Plan"). The Non-management Plan is administered by a Committee appointed by the Board of Directors. The Company has reserved an aggregate of 250,000 shares for issuance pursuant to the Non-management Plan.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

     In 1996 the Company canceled all options that had been previously issued to outside directors and issued 40,000 new options priced at $0.125 (market value at date of grant) to each of the four current outside directors

Common Shares Reserved for Issuance

     Common shares reserved for issuance under convertible securities, options, warrants and other arrangements are detailed in the following table:

                                                              Common Shares
                                                        Reserved for Issuance
                                                        ---------------------

Warrants                                                           13,560,973
Stock Options                                                       2,900,556
Convertible Preferred Stock (Series AAA)                                2,000
Shares issuable upon conversion of promissory notes                    24,725
  Common shares reserved for issuance                              16,488,254
                                                        =====================


6.  Fair Values of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash

     The  carrying   amount   reported  in  the   consolidated   balance  sheets
approximates the fair market value.

Long-term Debt

     The carrying amount of the Company's senior secured bank debt approximates its fair value because this debt bears interest at variable rates. The carrying amount of the Company's other long-term debt approximates their fair value.

Warrants with Put Option

     The carrying amount of the warrants with put option approximates its fair market value as determined by independent appraisal.


7.  Related Party Transactions

     The Company has a service contract with Bunker Hill Associates, Inc. ("Bunker Hill") to retain the services of Mr. Chaffee. Mr. Chaffee is Chairman of the Board of the Company. The contract is on a month-to-month basis and cancelable by either party without cause. The compensation amount is subject to approval by the Company's compensation committee. In 1996 and 1995, Bunker Hill earned or incurred reimbursable expenses of $318,775 and $179,640, respectively, associated with both the aforementioned services contract and certain Acquisition-related fees.


     During  1996,   the  Company   also  paid   $335,563  to  its  two  largest
stockholders, primarily for financing fees related to the Acquisition.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

8. Income Taxes

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:


                                                       1996          1995
                                                  ------------   -----------
Deferred tax assets:
    Net operating loss carry forwards .........   $ 9,333,000    $ 8,636,000
    Allowance for doubtful accounts ...........       143,000         98,000
    Nondeductible accruals ....................       290,000        145,000
                                                  ------------   -----------
Total deferred tax assets .....................     9,766,000      8,879,000
Less valuation allowance ......................    (9,072,000)    (8,377,000)
                                                  ------------   -----------
Net deferred tax asset ........................       694,000        502,000

Deferred tax liability:
    Book over tax basis of depreciable assets..       694,000        502,000
                                                  ------------   -----------
Deferred taxes, net ...........................   $      -       $      -
                                                  ============   ===========


     Due to changes in ownership of the Company's stock in 1995 as defined under federal income tax law, the Company's future utilization of net operating loss carry forwards incurred prior to such changes is subject to a substantial annual and cumulative limitation. As of December 31, 1996, the Company has net operating loss carryforwards of approximately $25,226,000. The valuation allowance for deferred tax assets increased principally as a result of operations.

     The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following:


                                                      1996         1995
                                                   ---------    ---------

Income taxes at the statutory rate .............   $(592,000)   $(984,000)
Change in valuation allowance ..................     694,000      977,000
All other, net .................................    (102,000)       7,000
Tax on Income of Controlled Foreign Corporations      44,000         --
                                                   ---------    ---------
Income taxes ...................................   $  44,000    $    --
                                                   =========    =========

9. Leases

     The Company's office space and certain equipment and vehicles are leased under noncancelable operating lease agreements which expire on various dates through 2002. Under the terms of most of the leases, the Company is required to pay all taxes, insurance and maintenance. Future minimum payments under noncancelable operating leases at December 31, 1996 were as follows:


               1997          $  356,851
               1998             348,586
               1999             188,780
               2000              32,242
               2001               9,614

     Rent expense under operating leases totaled $216,910 in 1996 and $159,283 in 1995. As of December 31, 1996, approximately $92,000 of aggregate future minimum rentals are due to the Company under noncancelable subleases.

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

10.  Significant Customer

     Sales to one customer comprised 20% of total revenue in 1996 and 13% in 1995. Management expects the significance of this customer to grow, both in aggregate revenues and as a proportion of total revenues. Loss of this customer would significantly and adversely impact the Company's results of operations.


11. Commitments and Contingencies

Potential Liability and Insurance

     The Company's and its licensees' tank testing activities, consistent with the industry, present risks of substantial liability. Spills of petroleum products and hazardous substances, or the creation or exacerbation of a contamination problem through errors or omissions in tank testing, could result in liability under federal and state anti-pollution statutes and regulations or from tort claims by those suffering personal injury or property damage as a result of such contamination. In addition, many of the Company's tank testing services involve volatile substances such as gasoline. The Company or its licensees could be held liable for damage to persons or property caused by any resulting fire or explosion.

     The Company carries professional and pollution liability insurance of up to $2,000,000 per occurrence; general, product and personal injury coverage of up to $1,000,000 per occurrence; and fire liability coverage to $500,000. In addition, umbrella coverage for all sources of liability in the amount of $10,000,000 is maintained. Deductibles are in the amount of $200,000 per occurrence, $400,000 in the aggregate, on the professional and pollution liability coverages. Other coverages carry a $5,000 deductible per occurrence, except for the umbrella policy, which carries a $10,000 deductible. The policies in force, in the opinion of management, are expected to be sufficient to cover all current and expected claims - the Company has not been denied any coverages sought. However, there can be no assurance that all possible types of liabilities that may be incurred by the Company are covered by its insurance or that the dollar amount of such liabilities will not exceed the Company's policy limits.

Litigation

     The Company is the defendant in litigation involving a major competitor claiming patent infringements. The Company owns rights under two patents acquired from Gilbarco in the Gilbarco acquisition of 1994. Subsequent to the acquisition, the Company embarked upon a licensing program for the existing users of this patent technology, as the existing users were then infringing on the patent rights owned by the Company. Some or all of the said suspected infringers were customers of the plaintiff. Thus, the plaintiff filed a preemptive suit against the Company. The Company responded by filing patent infringement counter-claims against the plaintiff. In April of 1996 the Company filed a Motion to Certify Class Action and Designate Class Representatives in an attempt to join the "users class" as a party defendant. This motion, if granted, could make the plaintiff's customers subject to any royalties the Company might be granted if successful in this suit. This motion is currently scheduled for hearing in late April 1997. Although significant discovery has been completed, additional discovery remains and may have to be repeated because of the joinder of additional parties. This case has been scheduled for a jury trial in July 1997, however, there is no assurance that the trial will not be postponed again. Management believes that the Company cannot be held liable to the plaintiff for monetary damages and, accordingly, no litigation liability estimates have been accrued.

     In connection with the purchase of the UST group of companies in October 1996, the Company accepted the legal liability for certain potential claims and existing law suits and claims against the acquired companies. These suits range from former employee-related claims to environmental remediation claims incurred in the course of UST's business activities. In connection with claims related to product liability, the Company assumed a liability of $658,450 (the "Assumed Liability") as part of the acquisition. To the extent that certain of these claims are settled for an amount exceeding the Assumed Liability, the Company has been indemnified by the former owner of the UST group for any claims made by the Company under the provisions of the acquisition agreement within three years from the closing date of the acquisition in an amount up to $1,250,000 over the Assumed Liability, net of any insurance proceeds or additional insurance premiums that might become due as a result of such claims. It is possible that estimates relating to the $658,450 of claims and litigation contingencies could change. In connection with other claims, as defined in the Acquisition Agreement, the Company is indemnified for claims asserted against the former UST Group owner within two years from the closing date of the acquisition in an

                 NDE Environmental Corporation and Subsidiaries


                   Notes to Consolidated Financial Statements

amount up to $1,000,000 in excess of any liabilities transferred to the Company, net of any insurance proceeds or additional insurance premiums that become due as a result of such claims. The Company believes that the liability assumed and recorded in its accounts and the indemnification from the former owner of the UST Group are sufficient and that the indemnification is enforceable and collectible such that the resolution of these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

     The Company is also subject to various claims and litigation in the normal course of business not directly related to the Acquisition. However, in the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.


12. Employee Benefit Plan

     The Company has a 401(k) defined contribution plan covering all full-time employees. Employees are eligible to participate in the plan after six months of service. At December 31, 1996, approximately 275 employees are eligible to participate in the plan. The Company matches annually at its discretion, with equivalent value of Company stock (using the market value as of December 31), 50% of a participant's voluntary contributions, up to 3% of a participant's compensation, and 100% for contributions between 3% to 6% of a participant's compensation. The Company's expense for the plan totaled $102,318 in 1996 (none in 1995). In 1996 the Company contributed 201,936 shares of common stock to the plan for 1992, 1993 and 1994 contributions.

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